Nexstar Broadcasting, Inc.

5215 North O’Connor Boulevard

Suite 1400

Irving, Texas 75039

October 17, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

        Attn: Mr. Larry Spirgel

Re:	Nexstar Broadcasting, Inc.
Registration Statement on Form S-4
File Number 333-190283

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Nexstar Broadcasting, Inc. (the “Issuer”), Mission Broadcasting, Inc. (“Mission”) and Nexstar Broadcasting Group, Inc. (“Nexstar Broadcasting Group” and together with Mission, the “Guarantors”) hereby request acceleration of the effective date of their Registration Statement on Form S-4 (File No. 333-190283), as amended, to 3:00 p.m., Eastern Time, on Monday, October 21, 2013 or as soon thereafter as practicable. The Issuer and the Guarantors hereby acknowledge their responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Issuer and the Guarantors acknowledge that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer or the Guarantors from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Issuer and the Guarantors may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jason K. Zachary of Kirkland & Ellis LLP, special counsel to the Issuer, at (212) 446-4844, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

Nexstar Broadcasting, Inc.

By:	/s/ Thomas E. Carter
Name:	Thomas E. Carter
Title:	Executive Vice President and
Chief Financial Officer

Sincerely,

Mission Broadcasting, Inc.

By:	/s/ Dennis Thatcher
Name:	Dennis Thatcher
Title:	President and Treasurer

Sincerely,

Nexstar Broadcasting Group, Inc.

By:	/s/ Thomas E. Carter
Name:	Thomas E. Carter
Title:	Executive Vice President and
Chief Financial Officer

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